Mail Stop 0306


	April 12, 2005


Via Facsimile and U.S. Mail

Mr. Robert B. Mahoney
Acting Chief Financial Officer, Executive
  Vice President, and President, Far East South
Molex, Inc.
2222 Wellington Court
Lisle, Illinois  60532


	Re:	Molex, Inc.
		Form 10-K for the year ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q as of September 30, 2004
		Form 8-K`s dated November 11 and December 1, 2004
      File No. 0-07491

Dear Mr. Mahoney:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant